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                                                         OMB APPROVAL
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------                                            OMB Number:   3235-0287
FORM 4                                            Expires: September 30, 1998
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                                                  hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Weiss,        Steven              P.           Cityscape Financial Corp. (CTYS)             Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give  X Other (Specify
               565 Taxter Road                    Person (Voluntary)      October, 1997         ----        title          below)
---------------------------------------------                             -------------------               below)
                (Street)                                                                         V.P. and Director of Subsidiary
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                                                                                            7. Individual or Joint/Group Filing
                                               5. If Amendment,                                 (Check Applicable Line)
                                                  Date of Original(Month/Year)               X   Form filed by 1 Reporting Person
 Elmsford,        New York         10523                                                     ___ Form filed by more than 1 Rep. Per.
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                   10/21/97    J(1)          35,000    (D)      $3.97                              (D)
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Common Stock                   10/27/97    J(2)          55,668    (D)      $2.69                              (D)
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Common Stock                   10/22/97    J(3)          25,000    (D)      $2.56                              (D)
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Common Stock                   10/22/97    J(3)           8,000    (D)      $2.59                              (D)
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Common Stock                   10/22/97    J(3)          82,000    (D)      $2.63                              (D)
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Common Stock                                                                                   5,008           (D)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)             SEC 1474 (8/92)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock                                                                                    Common
Option (right to buy)        $13.25                                             4/22/97  4/22/07  Stock    12,000
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Employee Stock                                                                                    Common
Option (right to buy)        $2.50                                              7/1/96   6/1/05   Stock    40,000
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Employee Stock                                                                                    Common
Option (right to buy)        $2.50                                             7/1/97    6/1/05   Stock    40,000
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Employee Stock                                                                                    Common
Option (right to buy)        $2.50                                             7/1/98    6/1/05   Stock    30,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Employee Stock
Option (right to buy)           12,000                     (D)
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Employee Stock
Option (right to buy)          40,000                      (D)
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Employee Stock
Option (right to buy)          40,000                      (D)
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Employee Stock
Option (right to buy)          30,000                      (D)
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Explanation of Responses:

(1) On January 14, 1997, the reporting person entered into a Credit Facility with Smith Barney Inc. ("Smith Barney") pursuant to which balances outstanding under the Credit Facility are secured by a pledge of the reporting person's securities. Pursuant to the terms of the Credit Facility, Smith Barney sold these securities and applied the proceeds from such sale to the outstanding balance of the Credit Facility.

(2) On April 2, 1997, the reporting person entered into a Credit Facility with Merrill Lynch Credit Corporation ("Merrill Lynch")
pursuant to which balances outstanding under the Credit Facility are secured by a pledge of the reporting person's securities.
Pursuant to the terms of the Credit Facility, Merrill Lynch sold these securities and applied the proceeds from such sale to the outstanding balance of the Credit Facility.

(3) On April 13, 1996, and October 27, 1996, the reporting person entered into Credit Facilities with Merrill Lynch, Pierce, Fenner
& Smith Incorporated ("Merrill Lynch") pursuant to which balances outstanding under the Credit Facilities are secured by a pledge of the reporting person's securities. Pursuant to the terms of the Credit Facilities, Merrill Lynch sold these securities and applied the proceeds from such sale to the outstanding balance of the Credit Facilities.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /S/ STEVEN WEISS               10/31/97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                SEC 1474 (8/92)

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